Filed pursuant to Rule 424(b)(3)

Registration No. 333-183602

PROSPECTUS SUPPLEMENT NO. 6

To Prospectus dated March 6, 2013

OvaScience, Inc.

7,630,683 Shares of Common Stock

This prospectus supplement no. 6 supplements the prospectus dated March 6, 2013, relating to the offering and resale by the selling stockholders of up to 7,630,683 shares of common stock, par value $0.001 per share. These shares were privately issued to the selling stockholders in connection with private placement transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on June 13, 2013.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is listed on The NASDAQ Global Market under the symbol “OVAS.” On June 11, 2013, the last reported sale price of our common stock on The NASDAQ Global Market was $14.40.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 7, 2013

OvaScience, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35890	45-1472564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

215 First Street, Suite 240 Cambridge, Massachusetts	02142
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 500-2802

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 (c), (d) and (e): Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 7, 2013, the Board of Directors (the “Board”) of OvaScience, Inc., a Delaware corporation (the “Company”), following the recommendation of the Nominating and Corporate Governance Committee of the Board, elected Mary Fisher to serve as a Class II Director of the Company with a term expiring at the 2014 annual meeting of stockholders and thereafter until her successor is duly elected and qualified.  Ms. Fisher has not been named to serve on any Board committee.

Ms. Fisher, age 51, currently serves as Chief Executive Officer and Director at Colorescience, a former division of SkinMedica, Inc., where she served as Chief Executive Officer from April 2008 to December 2012, when she led the sale of the company to Allergan, Inc.  Ms. Fisher brings more than 25 years of experience in the pharmaceutical and biotechnology industries.  Prior to joining SkinMedica, Ms. Fisher was the Chief Operating Officer of Acorda Therapeutics, a biotechnology company focused on developing products for the treatment of central nervous system disorders, with responsibility for corporate strategy and business development, financial planning, sales and marketing, and manufacturing. Previously, Ms. Fisher was Vice President, Strategic Healthcare and Commercial Operations for Cephalon, with responsibility for product planning and marketing, managed care sales, and manufacturing. Her earlier experience includes positions at Immunex and Boehringer Ingelheim. She is also a member of the board of directors of Zeltiq Aesthetics, Inc., a publicly-traded company, and Neuroscience Nursing Foundation.

In connection with Ms. Fisher’s election to the Board, and pursuant to the Non-Employee Director Compensation Policy, which is filed as Exhibit 10.1 to this Current Report on Form 8-K, on June 7, 2013, Ms. Fisher was granted non-statutory stock options to purchase an aggregate of 13,098 shares of Common Stock of the Company.  These stock options have an exercise price of $14.00 per share, which was the closing price of the Common Stock on the NASDAQ Global Market on June 7, 2013. The stock options will vest in twelve equal monthly installments at the end of each successive month following June 7, 2013, subject to Ms. Fisher’s continued service as a director. In addition, the Non-Employee Director Compensation Policy provides for Ms. Fisher to be granted an option to purchase 4,448 shares of Common Stock on the date of the first Board meeting held after the 2014 annual meeting of stockholders and each annual meeting held thereafter. Such options will vest in twelve equal monthly installments at the end of each successive month following the grant date and the exercise price of such options will be equal to the fair market value of the Common Stock on the date of grant.

The Non-Employee Director Compensation Policy also provides for Ms. Fisher to receive an annual fee of $30,000 for her service on the Board.

Also in connection with Ms. Fisher’s election to the Board, Ms. Fisher and the Company have entered into an indemnification agreement in the form the Company has entered into with certain of its other non-employee directors, which form is filed as Exhibit 10.22 to the Registration Statement on Form 10 (File No. 000-54647) filed by the Company on April 11, 2012. Under this agreement, the Company will agree, among other things, to indemnify Ms. Fisher for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by her in any action or proceeding arising out of her service as one of our directors.

The full text of the press release issued in connection with the election of Ms. Fisher to the Board is filed as Exhibit 99.1 to this Current Report on Form 8-K.

On June 7, 2013, the Board elected Christopher M. Lindblom as Vice President of Finance and Treasurer of the Company, effective June 7, 2013.

From October 2006 to May 2013, Mr. Lindblom, age 41, was employed by Infinity Pharmaceuticals, Inc., a publicly-traded drug discovery and development company, first as Controller, and then as Vice President, Accounting and Financial Planning.  Mr. Lindblom previously served as Assistant Controller and in other finance roles at Millennium Pharmaceuticals, Inc. from April 2002 to October 2006, including during the VELCADE product launch. Mr. Lindblom began his career at PricewaterhouseCoopers. He is a certified public accountant.

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In connection with his appointment as Vice President of Finance and Treasurer, Mr. Lindblom entered into a letter agreement with the Company dated April 1, 2013 setting forth Mr. Lindblom’s compensation and certain other terms. Pursuant to his letter agreement, Mr. Lindblom will be paid an annual base salary of $240,000 and he will be eligible to receive an annual bonus of up to 30% of his annual base salary, based on his achievement of individual and corporate goals. Pursuant to the letter agreement, on June 7, 2013, Mr. Lindblom was granted a stock option to purchase 93,846 shares of Common Stock of the Company at an exercise price of $14.00 per share, which was the closing price of the Company’s Common Stock on the NASDAQ Global Market on June 7, 2013. The stock option has a ten-year term, vests over four years with 25% vesting on June 7, 2014 and the remaining 75% vesting in equal installments at the end of each successive three-month period thereafter, and contains certain acceleration provisions in the event of his termination by the Company without cause or by him for good reason following a change of control event (as defined in Mr. Lindblom’s letter agreement).

Mr. Lindblom’s letter agreement also provides that in the event that his employment is terminated by the Company without cause or by him for good reason, he will be eligible to receive the following severance and other benefits: (a) the payment of cash severance equal to six months of his then current annual base salary, which will be payable over six months, and (b) the payment equal to six months of health and dental insurance premiums at the Company’s then normal rate of contribution. In addition, if the Company consummates a change of control event (as defined in Mr. Lindblom’s letter agreement), and within one year following the change of control event his employment is terminated by the Company without cause or by him for good reason, his then outstanding but unvested stock option will become fully vested and immediately exercisable. Receipt of his severance and other termination benefits would be subject to his execution of a waiver and release agreement. In addition, as a condition of employment, Mr. Lindblom has entered into an invention and non-disclosure agreement and a non-competition and non-solicitation agreement.

5.07 Submission of Matters to a Vote of Security Holders.

(a)           On June 7, 2013, the Company held its 2013 annual meeting of stockholders (the “Annual Meeting”). Of 18,192,318 shares of Common Stock issued and outstanding and eligible to vote as of the record date of April 15, 2013, a quorum of 14,691,018 shares, or 80.75% of the eligible shares, was present in person or represented by proxy.

(b)           The following actions were taken the Annual Meeting:

1. The following nominees were reelected to serve on the Company’s Board of Directors as Class I Directors until the Company’s 2016 annual meeting of stockholders, based on the following votes:

Nominee	Voted For	Withheld Authority	Broker Non-Vote
Harald Stock, Ph.D.	14,688,918	2,100	0
Jonathan Tilly, Ph.D.	14,688,918	2,100	0
Christoph Westphal, M.D., Ph.D.	14,688,918	2,100	0

After the Annual Meeting, Richard Aldrich and Stephen Kraus continued to serve as Class II Directors, along with Mary Fisher who was elected by the Board on June 7, 2013 as described in Item 5.02 of this Current Report on Form 8-K, for terms that expire at the 2014 annual meeting, and Michelle Dipp, M.D., Ph.D., Jeffrey D. Capello and Thomas Malley continued to serve as Class III Directors for terms that expire at the 2015 annual meeting.

2. The selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013 was ratified, based on the following votes:

14,691,018 votes FOR; 0 votes AGAINST; 0 votes ABSTAINING and no broker non-votes.

Item 9.01 Financial Statements and Exhibits.

(d)      Exhibits.

10.1                        Non-Employee Director Compensation Policy.

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99.1                        Press Release dated June 11, 2013 announcing the election of Mary Fisher as a director of the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OVASCIENCE, INC.

Date: June 13, 2013	/s/ Christopher M. Lindblom
Christopher M. Lindblom
Vice President of Finance and Treasurer

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Exhibit 10.1

OVASCIENCE, INC.

NON-EMPLOYEE DIRECTOR COMPENSATION POLICY

The Board of Directors of OvaScience, Inc. (the “Company”) has approved the following Non-Employee Director Compensation Policy (this “Policy”) which establishes compensation to be paid to non-employee directors of the Company, effective as of January 1, 2013 (“Effective Time”), to provide an inducement to obtain and retain the services of qualified persons to serve as members of the Company’s Board of Directors.

Applicable Persons

This Policy shall apply to each director of the Company who is not an employee of the Company or any Affiliate (each, a “Non-Employee Director”).  “Affiliate” shall mean an entity which is a direct or indirect parent or subsidiary of the Company, as determined pursuant to Section 424 of the Internal Revenue Code of 1986, as amended.

Stock Option Grants

All stock option amounts set forth herein shall be subject to automatic adjustment in the event of any stock split or other recapitalization affecting the Company’s common stock.

Annual Stock Option Grants

Annually, each Non-Employee Director shall be granted a non-qualified stock option to purchase 4,448 shares of the Company’s common stock under the Company’s 2012 Stock Incentive Plan (the “Stock Plan”) on the date of the first annual meeting of the Board of Directors held following the Company’s annual meeting of stockholders.

Initial Stock Option Grant For Newly Appointed or Elected Directors

Each new Non-Employee Director shall be granted a non-qualified stock option to purchase 8,650 shares of the Company’s common stock under the Stock Plan on the date of his or her initial appointment or election to the Board of Directors.

Terms for All Option Grants

Unless otherwise specified by the Board of Directors or the Compensation Committee at the time of grant, all options granted under this Policy shall (i) vest in equal monthly installments at the end of each successive month following the grant date until the first anniversary of the grant date, subject to the Non-Employee Director’s continued service on the Board of Directors; (ii) have an exercise price equal to the fair market value of the Company’s common stock as determined in the Stock Plan on the date of grant; (iii) terminate ten years after the grant date and (iv) contain such other terms and conditions as the Board of Directors or the Compensation Committee shall determine.

Cash Fees

Retainer

The following annual cash fees shall be paid to the Non-Employee Directors serving on the Board of Directors and the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, as applicable.

Board of Directors or Committee of Board of Directors	Annual Retainer Amount for Member	Annual Retainer Amount for Chair
Board of Directors	$30,000	—
Audit Committee	$8,000	$15,000
Compensation Committee	$5,000	$10,000
Nominating and Corporate Governance Committee	$3,750	$7,500

Payment Terms for All Cash Fees

Cash payments payable to Non-Employee Directors shall be paid quarterly in arrears as of the last day of each fiscal quarter, provided that (i) the amount of such payment shall be prorated for any portion of such quarter that such director was not serving on the Board or committee and (ii) no fee shall be payable in respect of any period prior to the date such director was elected to the Board or committee.

Expenses

Upon presentation of documentation of such expenses reasonably satisfactory to the Company, each Non-Employee Director shall be reimbursed for his or her reasonable out-of-pocket business expenses incurred in connection with attending meetings of the Board of Directors and Committees thereof or in connection with other business related to the Board of Directors.

Amendments

The Compensation Committee shall periodically review this Policy to assess whether any amendments in the type and amount of compensation provided herein should be made and shall make recommendations to the Board of Directors for its approval of any amendments to this Policy.

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Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

OvaScience Appoints Mary Fisher to Company’s Board of Directors

CAMBRIDGE, Mass., June 11, 2013 — OvaScienceSM, (NASDAQ: OVAS), a life sciences company focused on the discovery, development and commercialization of new treatments for infertility, announced today the appointment of Mary Fisher, President and Chief Executive Officer of Colorescience, to its Board of Directors.

“Mary understands how to commercialize consumer health care products, and we are fortunate to have her join our Board at a time when we are planning for the launch of our first product to treat female infertility,” said Michelle Dipp, M.D., Ph.D., Chief Executive Officer of OvaScience.  “She also shares our commitment to educate and advocate for the unmet needs of patients.  We look forward to Mary’s contributions as we work together to bring new treatment options to the growing number of women who struggle with infertility.”

Ms. Fisher brings more than 25 years of experience in the pharmaceutical and biotechnology industries.  Ms. Fisher currently serves as Chief Executive Officer and Director at Colorescience, a former division of SkinMedica, Inc., where she served as Chief Executive Officer from 2008 until 2012, when she led the successful sale of the company to Allergan, Inc. for $375 million.  Prior to joining SkinMedica, Ms. Fisher was the Chief Operating Officer of Acorda Therapeutics, a biotechnology company focused on developing products for the treatment of central nervous system disorders.  There, she helped execute the company’s restructuring, initial public offering and a $50 million acquisition that transitioned Acorda from a developmental platform to a commercial stage operation.  Ms. Fisher has served as a Pharmaceutical Consultant for companies such as Acorda Therapeutics and Roche Diagnostics and specialized in commercialization strategy, resource and outsource planning, pricing strategy and tactics, distribution planning, managed care contracting and forecasting.  Previously, she held the role of Vice President, Strategic Healthcare and Commercial Operations at Cephalon, Inc., and Manager, Communications at Immunex.  She currently serves as a Board Member of the Neuroscience Nursing Foundation and is a Member of the Women’s Dermatological Society and the Dermatology Foundation Leader’s Society.  Additionally, Ms. Fisher co-founded Ann Olsen Endowment, a cancer patient advocacy group, in 1987.

“OvaScience’s technology platform has the potential to generate new treatments — not only for women with infertility, but also for women who have no other options for preserving their future fertility, including those diagnosed with cancer,” said Ms. Fisher. “I am pleased to be joining the Board and working with OvaScience management to help these women start and grow their families.”

About OvaScience

OvaScience (NASDAQ: OVAS) is a life sciences company focused on the discovery, development and commercialization of new treatments for infertility.  The Company’s patented technology is based on the discovery of egg precursor cells (EggPCSM), which are found in the ovaries.  By applying proprietary technology to identify and purify EggPCs, AUGMENTSM aims to improve egg quality and increase the success of in vitro fertilization (IVF).  OvaScience’s team of scientists, physicians and advisers includes recognized leaders in the field of reproductive medicine. For more information, please visit www.ovascience.com.

Forward-Looking Statements

This press release includes forward-looking statements about the Company’s strategy, future plans and prospects, including statements regarding the development and planned launch of the Company’s product candidates, including AUGMENT. Any statements in this release about our strategy, plans, prospects and future expectations, financial position and operations, and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “aim,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: our expectations regarding the regulatory approvals required for AUGMENT; the science underlying our two product candidates, which is unproven; our ability to obtain, maintain and protect intellectual property utilized by our products;  our ability to obtain additional funding to support our activities; our dependence on third parties; the successful development of, and ability to obtain regulatory approval for, our product candidates; our ability to commercialize our product candidates, including AUGMENT, on the timeline we expect, if at all; competition from others; and our short operating history; as well as those risks more fully discussed in the “Risk Factors” section of our most recently filed Quarterly Report on Form 10-Q or Annual Report on Form 10-K. The forward-looking statements contained in this press release reflect our current views with respect to future events.  We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our view as of any date subsequent to the date hereof.

Contact:

Theresa McNeely

EVP, Strategic Corporate Communications

OvaScience, Inc.

tmcneely@ovascience.com

617-299-7356